

June 27, 2023

Rasmus Refer
Chief Executive Officer
Trustfeed Corp.
140 Broadway, 46th Floor
New York, NY 10005

  Re: Trustfeed Corp.
    Registration Statement on Form 10-12G
    Filed May 31, 2023
    File No. 000-56555

Dear Rasmus Refer:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed May 31, 2023

Business, page 1

1. You state that, "Trustfeed uses its own proprietary state-of-the-art crawler technology, machine learning and Artificial intelligence tools which are the techniques behind the goal for trustworthy information. With the technology Trustfeed is continuously adding companies and company information with the aim of ensuring current accurate and reliable company information available 24/7." Please explain the basis for referring to these techniques as "state-of-the-art."

2. Please support each statement or statistic referenced below by identifying the sources of all data utilized.
    - There has been a post-Covid 19 surge in the volume of online ratings and reviews (40 to 80 percent higher during the core pandemic months in 2020, compared with 2019).
    - E-commerce, which had already been expanding, experienced ten years' growth during the first quarter of 2020.
    - When over 50% of Amazon sales are made through third party sellers (42 billion USD in third party service revenues) it is important to be able to have fundamental information available about a company.
    - B2C buyers go to sites that specialize in consumer product reviews for anything from kitchen goods to garden furniture. Most people are familiar with sites like Amazon, Trustpilot, Best Buy, Google and Yelp. Nearly half of U.S. internet users start product searches on Amazon compared to 35% on Google.
    - A study of fraud found that up to 16% of Yelp review were suspicious. Some Amazon categories had up to 64% of fake reviews.

3. We note your disclosure on page 2 that you offer software-as-a-service ("SaaS") based applications and services to your business and consumer customers, which is available through freemium and paid subscription and that your entire revenue for 2022 consisted of data sales. Your disclosures on page F-6 indicates that your revenue recognition occurs at the time product is shipped to customers when control transfers to customers. It is unclear the products and services you offer and how revenue is recognized. Your reference to products being shipped here should be clarified as your revenue disclosure does not refer to products and services requiring shipment. Accordingly, please tell us more about each of the product and service categories you offer and explain when revenue is recognized for each.

4. We note your disclosure that on page 3 that the global Total Addressable Market (excluding China) is estimated by OC&C Strategy Consultants LLP ("OC&C") to be approximately $50 billion. Please revise to provide the definition of Total Addressable Market and explain how the $50 billion was calculated. Additionally, clarify whether you commissioned this data/report for use in connection with this registration statement.

5.   We note your disclosure on page 6 that "We face competition from: Tripadvisor, Yelp, Glassdoor, Trustpilot, Capterra as well as to a certain extent Social networks, such as Facebook and Twitter." Please revise your disclosure to fully describe your competitive position with respect to each of your products. For example, compare the specifications and search engine capabilities of your software with the technology of its competitors.

To the extent that you compare your performance relative to competitors, please revise to specify the products or procedures to which you are comparing your products. We note, for instance, that for some of the competitive advantages you list on page 6, such as that you use advanced proprietary algorithms and AI and that you have 100 million entries in your database and add companies daily, it is not clear to which other procedures you are comparing your product or to what extent you have knowledge of the research and development efforts of your competitors. Additionally, please explain to us how you determined that these comparisons accurately reflect the current state of the competitive technology.

We also note that a significant majority of the companies you identified as competitors have significantly larger client bases and longer operating histories than you. Please convey additional information regarding your status relative to your competitors to provide evidence for your claim that you have a competitive advantage. Additionally, explain why you believe such comparison is useful for investors.

6.   We note your statement on pages 1 and 2 that "To make sound purchasing decisions, consumers need to trust the companies they buy from and the products they sell. Three big problems stand in the way." However, you subsequently only list two problems. Please revise accordingly.

7.   We note that Fastbase is your controlling shareholder. Please revise to disclose that Fastbase's common stock is quoted on the OTC Pink Market and provide its trading symbol.

<u>Item 4. Security Ownership of Certain Beneficial Owners and Management, page 20</u>

8.   We note that you have two classes of voting securities, common stock and Series A preferred stock. Please revise the table to provide a footnote disclosing the voting rights of your Series A preferred stock. Additionally, please revise the beneficial ownership table to include a total voting power column that discloses Rasmus Refer's total voting power percentage.

General

9.   We note that you own office space in Denmark. Please tell us whether your sole office and director, Rasmus Refer, resides outside of the United States. To the extent Rasmus Refer is located outside the United States, please add a risk factor addressing the difficulties U.S. stockholders may have in effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at (202) 551-5176 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Doney